

September 30, 2014

<u>Via E-mail</u>
Ray E. Winborne
Executive Vice President and Chief Financial Officer
First Data Corporation
5565 Glenridge Connector, N.E.
Suite 2000
Atlanta, GA 30342

   Re: **First Data Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed March 10, 2014
       File No. 1-11073

Dear Mr. Winborne:

   We refer you to our comment letter dated September 8, 2014 regarding business contacts with Cuba, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: David R. Money
   Executive Vice President, General Counsel and Secretary

   Barbara Jacobs
   Assistant Director
   Division of Corporation Finance